Delta Air Lines, Inc.
Post Office Box 20706
Atlanta, Georgia 30320-6001 U.S.A.

February 13, 2007

VIA EDGAR

Cecilia D. Blye
Chief, Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	Delta Air Lines, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 27, 2006 File No. 1-05424

Dear Ms. Blye:

This is in response to the Staff’s letter dated December 29, 2006, regarding Delta’s Form 10-K for the fiscal year ended December 31, 2005. For your convenience, we have included in this letter each of the Staff’s comments before providing our response to that comment.

1.
We note from your website that you may have “partnerships” with other carriers or otherwise offer passenger flights to and from Cuba, Iran, North Korea, Sudan and Syria, countries identified as state sponsors of terrorism by the State Department and subject to sanctions administered by the Commerce Department’s Bureau of Industry and Security and the Treasury Department’s Office of Foreign Assets Control. Your 10-K does not include any information regarding contacts with these countries. Please describe your current, past and anticipated operations in and contacts with each of these countries, if any, including through affiliates, contract carriers, codesharing, alliance or other “partners” and other direct and indirect arrangements. Tell us whether and explain the extent to which the governments of these countries, or entities controlled by them, receive financing or act as intermediaries in connection with any such operations.

Delta does not operate any flights to or from Cuba, Iran, North Korea, Sudan or Syria (the “Five Countries”). Similarly, Delta has no operations in any of the Five Countries. Delta has no assets (including no jointly owned businesses) or employees in any of the Five Countries.

Delta is a signatory to “codeshare” or “interline” agreements with many foreign air carriers. Although we sometimes refer to such carriers as our “partners,” these codeshare and interline relationships are not legal partnerships; they are simply cooperative marketing relationships pursuant to which each carrier may sell tickets for air transportation on flights operated by the other carrier.1

Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets on each other’s flights. The scope of these agreements is typically limited to permit codesharing only on certain routes. Delta has codeshare agreements, for example, with AeroMexico, Air France, Alitalia, and Korean Air. All of Delta’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation. They fully comply with U.S. law. Delta does not market or sell tickets for travel to/from any of the Five Countries pursuant to any of these codeshare relationships.

Interline agreements are also common in the airline industry. They allow participating carriers to sell a single ticket for travel on multiple carriers, allowing the passenger’s baggage to be transferred seamlessly between connecting flights of each airline. Delta has interline agreements with more than 200 U.S. and foreign air carriers.

Although some foreign air carriers with which Delta has interline or codeshare relationships offer service to countries that are the subject of regulations promulgated by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), Delta policy prohibits the provision by Delta of services to, or engagement in transactions with, sanctioned countries, directly or through any codeshare or interline relationship, unless authorized under U.S. law.

U.S. law does not prohibit U.S. persons from traveling to and from Iran, North Korea, Sudan and Syria.2  Moreover, current OFAC regulations generally do not restrict the

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1 Although our website and other marketing materials occasionally refer to the carriers with which we have interline or codeshare relationships as our “Worldwide Partners®”, these relationshps are not legal partnerships. The phrase “Worldwide Partners” is a registered trademark which Delta has used since October 1994 to market its global air transportation network through such cooperative marketing relationships. See U.S. Reg. No. 2022300. To reduce the possibility of confusion, we are reviewing our website to ensure that the phrase “Worldwide Partners” is appropriately identified as a registered trademark.

2 OFAC’s Terrorism List Governments Sanctions Regulations do not prohibit travel to countries that have been designated as state sponsors of terrorism. 31 C.F.R. Part 596. In addition, OFAC’s country-specific sanctions regulations do not restrict travel to Iran, North Korea, Sudan and Syria. See id. Parts 560, 500, 538, and 542.

exportation and importation of services to and from North Korea and Syria.3  Although OFAC regulations generally restrict the exportation and importation of services to and from Iran and Sudan, the regulations contain an exemption for travel as well as for arrangement and facilitation of such travel to and from these countries.4  Accordingly, U.S. air carriers are not prohibited from selling tickets for travel to and from those countries on flights operated by other carriers. Therefore, Delta employees or any one of the tens of thousands of independent travel agents authorized to issue tickets may sell interline tickets issued on Delta ticket stock for travel that includes flight segments operated by other carriers to or from Iran, North Korea, Sudan or Syria. When this occurs, Delta receives a small commission from the transaction. Therefore, Delta has lawfully received a de minimis amount of revenue from the sale of such tickets, as reported in response to Comment 3 below.

U.S. law prohibits persons subject to U.S. jurisdiction from traveling to and from Cuba, unless authorized by a specific license issued by OFAC or pursuant to the terms of a general license set forth in OFAC’s Cuban Assets Control Regulations (“CACR”).5  Delta’s compliance policy therefore explicitly prohibits its employees or any independent travel agent issuing tickets on Delta ticket stock from selling any tickets or booking any flights to or from Cuba.

Notwithstanding this clear policy and the compliance procedures implemented by Delta,6  however, independent travel agents or Delta employees occasionally exceed their authority and issue interline tickets on Delta ticket stock for travel to or from Cuba. The vast majority of such tickets are issued by foreign, independent travel agents who are not subject to Delta supervision or control. As a result of these rare violations of Delta policy, Delta received a de minimis amount of revenue (in the form of commissions) for flights operated by non-U.S. carriers to/from Cuba, as reported in response to Comment 3 below.

Delta’s wholly owned subsidiary, Comair, does not operate in the Five Countries. Delta has contract carrier agreements with six unaffiliated regional carriers but none of these relationships involve operations or business in the Five Countries. Delta does not own, manage or control the operations of any other carrier other than Delta. As a result, Delta cannot respond to the Staff’s inquiries on behalf of or with respect to any such carriers.

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3 See id.§ 500.586 (general license authorizing certain new transactions involving North Korea, after June 19, 2000) and § 542.206(d) (exemption for travel to/from Syria and transactions ordinarily incident to travel; also, the Syrian Sanctions Regulations do not otherwise prohibit exportation of services to all persons or entities in Syria).

4 Id.§§ 538.211(d), 560.210(d).

5 31 C.F.R. Part 515.

6 Delta’s OFAC compliance policy is discussed in response to Comment 4.

Delta does not provide loans or similar financing to any government of the Five Countries, or entities controlled by them. With respect to payments for services rendered, Delta has received a license from OFAC authorizing payments to Cuba for overflight services provided to Delta’s aircraft that enter airspace controlled by Cuba en route to destinations other than Cuba. Delta periodically makes such payments to the Cuban government and provides OFAC with an annual detailed accounting, in accordance with the terms of its license. In addition, through the U.S.-based airline clearinghouse that administers payments related to interline flights, carriers located in some of the Five Countries may receive interline settlement payments from Delta for flight segments operated by those carriers.

2.
Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of the related countries’ status as state sponsors of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders.

As described above, Delta does not operate in the Five Countries and has a corporate policy to comply with U.S. economic sanctions laws. Delta’s total revenues for 2005 were approximately $16 billion and 2006 revenues are expected to be greater than this amount. The revenue received in the form of commissions for flights operated by other carriers to or from the Five Countries (as described in response to Comment 3 below) is de minimis and immaterial to investors in light of Delta’s total revenues. Moreover, to the knowledge of the director of investor relations, the corporate secretary and the general counsel of Delta, no investor comments or questions have arisen regarding Delta’s very minimal contacts with any of the Five Countries. Based on these factors, we believe that our limited contacts discussed in response to Comment 1 do not constitute a material investment risk to our security holders.

3.
Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with Cuba, North Korea, Iran, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. California, Connecticut, Illinois, Maine, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Cuba, Iran, North Korea, Sudan and Syria.

Delta received no revenue related to North Korea in 2005 or 2006 because no Delta tickets were issued in 2005 and 2006 involving this country. With respect to the other countries identified in your inquiry, Delta received the following amounts in the form of commissions for interline flights operated by other carriers:

	2005	2006

Cuba	$4,729.58	$4,353.04
Iran	2,746.15	5,267.00
Sudan	6,367.49	4,728.42
Syria	8,378.40	19,155.25

As this chart reflects, the amounts of these revenues are de minimis. We believe that a reasonable investor would not deem such activities to represent an important factor in making an investment decision.

4.
Please also address the impact of your regulatory compliance program which covers operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in these countries. In this regard, please address the applicability of your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

Delta has a well-established corporate OFAC compliance policy that prohibits the provision of services to, or engagement in transactions with, sanctioned countries, directly or through any codeshare or interline relationship, unless authorized under U.S. law. Pursuant to Delta’s policy, its employees and independent travel agents issuing tickets on Delta ticket stock may only book flights and issue tickets in full compliance with U.S. law. Delta’s policy with regard to economic sanctions laws is included in Delta’s Code of Ethics and Business Conduct and is posted on the Delta intranet, Delta’s reservations system, and a Delta/travel agency website. Delta’s reservations system also includes internal controls that prevent the downloading or listing of any airline flight to or from the Five Countries. Delta’s policy extends not only to passenger travel but also to cargo bookings and sales, as well as to other functions and departments within the company. Delta provides training to all reservations agents regarding its compliance policy and provides similar training to other employees and managers.

We confirm that Delta has no Iran-related activities, including any direct or indirect payments to the Iranian government, subject to Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

Please be advised that we understand our obligation to ensure the accuracy and adequacy of the disclosure in our SEC filings, that our filings include all information required under the Securities Exchange Act of 1934 and that we provide all information that investors require for an informed investment decision.

Furthermore, Delta acknowledges that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or would like any additional information, please let me know.

Very truly yours,

/s/ Kenneth F. Khoury
Executive Vice President - General Counsel

cc: Gerald Grinstein